Exhibit 99.1

California Pizza Kitchen to Be Acquired by Golden Gate Capital; Stockholders to Receive $18.50 in Cash Per Share

LOS ANGELES—(BUSINESS WIRE)—California Pizza Kitchen, Inc. (NASDAQ: CPKI) (the “Company” or “CPK”) and Golden Gate Capital today announced that they have entered into a definitive agreement under which an affiliate of Golden Gate Capital will acquire the Company for $18.50 per share in cash, or approximately $470 million. The purchase price represents a 32% premium to the 30-day average price prior to the Company’s Board of Directors (the “Board”) authorizing management to begin exploring strategic and financial alternatives on February 23, 2010, and a 15% premium to the 30-day average price prior to the announcement of the transaction. The transaction is currently expected to close in the third quarter of this year.

The announcement follows a comprehensive review undertaken by the Board to maximize stockholder value. The Company formed a special committee, comprised of independent directors, and retained financial advisors to evaluate strategic and financial alternatives. After a thorough assessment, the special committee unanimously recommended and the Board of Directors unanimously approved the agreement. The Board of Directors unanimously recommends that the Company’s stockholders tender their shares in the tender offer.

Rick Rosenfield and Larry Flax, co-Chief Executive Officers, co-Chairmen of the Board and co-founders of California Pizza Kitchen, stated, “This announcement represents a very positive outcome for our stockholders and we believe it is also a great development for our employees, guests and business partners. We are very excited as we open a new chapter in the very successful history of CPK. Golden Gate Capital is a leading investor in the restaurant industry, with a proven track record as a value-added partner to its portfolio companies, and we believe that its significant commitment and experience in the sector will benefit all of our stakeholders.”

“We have great respect for the California Pizza Kitchen brand,” said Josh Olshansky, a Managing Director with Golden Gate Capital. “The business that the CPK team has built, with its great product offerings, makes it an ideal fit with our long-term oriented approach to investing. We are very pleased to partner with the Company to continue to invest in the business for the benefit of all its guests, employees and partners.”

Under the terms of the agreement, an affiliate of Golden Gate Capital will commence a tender offer for all of the outstanding shares of the Company no later than June 8, 2011. Closing of the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition, clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, receipt of funding under the financing agreements (solely with respect to the tender offer) and other customary closing conditions. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of stockholder approval.

Co-CEOs Rick Rosenfield and Larry Flax, COO/CFO Susan Collyns and Chief Communications Officer Sarah Goldsmith-Grover of California Pizza Kitchen, who together with their affiliates own in the aggregate approximately 11% of the Company’s outstanding shares (assuming vesting and net exercise of all of the options held by them), have entered into agreements pursuant to which they will tender their shares into the offer and, if applicable, vote in favor of the merger.

Moelis & Company is serving as exclusive financial advisor to California Pizza Kitchen and has delivered a fairness opinion to the special committee. Latham & Watkins LLP is serving as outside counsel to the Company and Richards, Layton & Finger P.A. is serving as outside counsel to the special committee. Kirkland & Ellis LLP is serving as legal advisor to Golden Gate Capital. Golden Gate Capital has received debt commitments from GE Capital and Jefferies Finance LLC to provide the debt financing necessary to close the transaction.

Investor Contact:

MacKenzie Partners

Charlie Koons / Dan Burch

212-929-5708 / 212-929-5748

About California Pizza Kitchen

California Pizza Kitchen, Inc., founded in 1985, is a leading casual dining chain featuring an imaginative line of hearth-baked pizzas, including the original BBQ Chicken Pizza, and a broad selection of distinctive pastas, salads, appetizers, soups, sandwiches and desserts. Of the chain’s 265 restaurants, 205 are company-owned and 60 operate under franchise or license agreements. CPK premium pizzas are also available to sports and entertainment fans at three Southern California venues: Dodger Stadium, Angel Stadium of Anaheim and STAPLES Center. Also included in the Company’s portfolio of concepts is LA Food Show Grill & Bar, which is located in Manhattan Beach, California. The Company also has a licensing arrangement with Nestlé USA to manufacture and distribute a line of California Pizza Kitchen premium frozen products. For more details, visit www.cpk.com.

California Pizza Kitchen Contacts:

Media: Sarah Grover, 310-342-5000

Investors: Sue Collyns, 310-342-5000

About Golden Gate Capital

Golden Gate Capital is a San Francisco-based private investment firm with approximately $9 billion of capital under management. The principals of Golden Gate have a long and successful history of investing across a wide range of industries and transaction types, including going-privates, corporate divestitures, and recapitalizations. Golden Gate is one of the most active acquirers of leading brands in the restaurant and retail sector. Representative investments include On the Border Mexican Grill, Romano’s Macaroni Grill, Eddie Bauer, Express, J.Jill, and Zales. For additional information, visit www.goldengatecap.com.

Golden Gate Capital Media Contact:

Coltrin & Associates

Barry O’Sullivan, 212-221-1616

barry_osullivan@coltrin.com

Notice to Investors

The tender offer for the outstanding common stock of the Company referred to in this report has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company’s common stock will be made pursuant to an offer to purchase and related materials that an affiliate of Golden Gate Capital intends to file with the Securities and Exchange Commission. At the time the offer is commenced, an affiliate of Golden Gate Capital will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents may be obtained by directing such requests to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, Toll-Free telephone 800-322-2885. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by the Company by contacting Investor Relations at 6053 W. Century Blvd, Suite 1100, Los Angeles, CA 90045, Phone 310-342-5000 or cpkinfo@cpk.com.

Additional Information about the Merger and Where to Find It

In connection with the potential one-step merger, the Company would file a proxy statement with the Securities and Exchange Commission. Additionally, the Company would file other relevant materials with the Securities and Exchange Commission in connection with the proposed acquisition of the Company by an affiliate of Golden Gate Capital pursuant to the terms of an Agreement and Plan of Merger by and among the Company, CPK Holdings Inc. and CPK Merger Sub Inc. The materials to be filed by the Company with the Securities and Exchange Commission may be obtained free of charge at the Securities and Exchange Commission’s web site at www.sec.gov. Free copies of the proxy statement may be obtained by directing such requests to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, Toll-Free Telephone: 800-322-2885. Investors and security holders may also obtain free copies of the proxy statement by contacting the Company’s Investor Relations Department at 6053 W. Century Blvd, Suite 1100, Los Angeles, CA 90045, telephone number 310-342-5000 or cpkinfo@cpk.com. Investors and security holders of the Company are urged to read the proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger because they will contain important information about the merger and the parties to the merger.

The Company and its respective directors, executive officers and other members of its management and employees, under the Securities and Exchange Commission rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed merger. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s proxy statement for its 2010 annual meeting of stockholders, the Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended January 2, 2011 and the proxy statement and other relevant materials which may be filed with the Securities and Exchange Commission in connection with the merger when and if they become available. Information concerning the interests of the Company’s participants in the solicitation, which may, in some cases, be different than those of the Company’s stockholders generally, will be set forth in the proxy statement relating to the merger when it becomes available. Additional information regarding the Company’s directors and executive officers is also included in the Company’s proxy statement for its 2010 annual meeting of stockholders and is included in the Annual Report on Form 10-K and Form 10-K/A for the fiscal year ended January 2, 2011 containing Part III information.

Forward Looking Statements

This press release contains forward-looking statements relating to the potential acquisition of California Pizza Kitchen, Inc. by an affiliate of Golden Gate Capital, including the expected date of closing of the acquisition and the potential benefits of the transaction. These are forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to how many of the Company’s stockholders will tender their stock in the offer; the possibility that competing offers will be made; and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the Securities and Exchange Commission, including our annual report on Form 10-K and Form 10-K/A for the fiscal year ended January 2, 2011 and quarterly and current reports on Form 10-Q and 8-K. These forward-looking statements reflect the Company’s expectations as of the date of this press release. The Company undertakes no obligation to update the information provided herein.

Investor Contact:

MacKenzie Partners

Charlie Koons / Dan Burch

212-929-5708 / 212-929-5748

or

California Pizza Kitchen Contacts:

Media: Sarah Grover, 310-342-5000

Investors: Sue Collyns, 310-342-5000

or

Golden Gate Capital Media Contact:

Coltrin & Associates

Barry O’Sullivan, 212-221-1616

barry_osullivan@coltrin.com

Source: California Pizza Kitchen, Inc.

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